                                (RULE 13d-101)


  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. One    )*


                           Davel Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  238341 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Alisa M. Singer, Equity Group Investments, L.L.C.
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-3196
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                            November 19 and 24, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 238341 10 1             13D                        PAGE  2 OF  5 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Samstock, L.L.C.
       36-4156890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     NA
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) On November 19, 1999, Samstock, L.L.C. received an additional 59,056 shares of common stock, par value $.01 per share ("Common Stock"), of Davel Communications, Inc. (the "Issuer") and warrants to acquire 12,729 shares of Common Stock as a pro rata liquidating distribution from EGI-Davel Investors, L.L.C. Immediately following such distribution, Samstock, L.L.C. held an aggregate of 1,474,287 shares of Common Stock and warrants to acquire an additional 299,513 shares of Common Stock, which securities represented 16.3% of the outstanding Common Stock. On November 24, 1999, Samstock, L.L.C. sold all of shares of Common Stock and warrants to acquire Common Stock to EGI-DM Investments, L.L.C. See Item 4 below. As a result of such sale, as of November 24, 1999, Samstock, L.L.C. ceased to beneficially own any securities of Davel Communications, Inc.

CUSIP NO. 238341 10 1             13D                        PAGE  3 OF  5 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       EGI - Davel Investors, L.L.C.
       36-4259084
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                     (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    NA
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) On November 19, 1999, EGI-Davel Investors, L.L.C. effected a pro rata liquidating distribution to its members of 293,304 shares of Common Stock and warrants to acquire an additional 63,216 shares of Common Stock. As a result of such distribution, as of November 19, 1999, EGI-Davel Investors, L.L.C. ceased to beneficially own any securities of the Issuer.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 238341 10 1             13D                        PAGE  4 OF  5 PAGES
         ---------------------                                    --    --

This Amendment No. 1 amends the Schedule 13D filed by Samstock, L.L.C. and EGI-Davel Investments, L.L.C. on January 5, 1999. ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING THAT THEY HAVE IN THE SCHEDULE 13D.


Item 4.    Purpose of the Transaction.

           On November 19, 1999, EGI-Davel Investors, L.L.C. ("EGI-Davel") effected a liquidating distribution to its members, on a pro rata basis, of the 293,304 shares of common stock, par value $.01 per share, of the Issuer and the warrants to acquire 63,216 shares of the Issuer's common stock that were owned by EGI-Davel as of such date. As a result of such distribution, as of November 19, 1999 EGI-Davel ceased to beneficially own any securities of the Issuer. Prior to the liquidation of EGI-Davel, Samstock, L.L.C. ("Samstock") was the managing member of EGI-Davel, with sole power to direct the vote and disposition of the securities of the Issuer held by EGI-Davel. Samuel Zell is the President, and Sheli Z. Rosenberg and Rod F. Dammeyer are Vice Presidents, of Samstock.

           Pursuant to a Stock Purchase and Sale Agreement dated November 24, 1999, on that date Samstock sold all of its securities of the Issuer to EGI-DM Investments, L.L.C. ("EGI-DM"). The managing member of EGI-DM, with sole power to direct the vote and disposition of the securities of the Issuer held by EGI-DM, is Samstock/SIT, L.L.C. ("Samstock/SIT"), the sole member of which is an Illinois trust formed for the benefit of Mr. Zell and members of his family. Mr. Zell is the President, and Mrs. Rosenberg and Mr. Dammeyer are Vice Presidents, of Samstock/SIT. The purpose of the sale by Samstock to EGI-DM was to enable Mrs. Rosenberg and Mr. Dammeyer, two key members of executive management of Equity Group Investments, L.L.C. ("EGI"), to participate, in their personal capacities, in the investment opportunities represented by the Issuer's securities. EGI is a private investment company in which Mr. Zell is the Chairman of the Board, Mrs. Rosenberg is the President and Chief Executive Officer and Mr. Dammeyer is the Managing Director-Corporate Investments. As a result of such sale, as of November 24, 1999 Samstock ceased to beneficially own any securities of the Issuer.

Item 5.    Interest in Securities of the Issuer.

           As of November 19, 1999 EGI-Davel ceased to beneficially own any securities of the Issuer.

           As of November 24, 1999 Samstock ceased to beneficially own any securities of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           On November 19, 1999, EGI-Davel executed an Assignment to effect the pro rata liquidating distribution described in response to Item 4.

           On November 24, 1999, Samstock and EGI-DM entered into a Stock Purchase and Sale Agreement pursuant to which Samstock, on November 24, 1999, sold all of its securities of the Issuer to EGI-DM.

CUSIP NO. 238341 10 1             13D                        PAGE  5 OF  5 PAGES
         ---------------------                                    --    --


                                   SIGNATURES
                                   ----------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: December 2, 1999.


                         SAMSTOCK, L.L.C., A DELAWARE LIMITED LIABILITY COMPANY





                         By:  /s/  Donald J. Liebentritt,
                             ----------------------------------
                              Vice President



                         EGI - DAVEL INVESTORS, L.L.C., A DELAWARE LIMITED
                          LIABILITY COMPANY




                         By:  /s/  Donald J. Liebentritt,
                             -----------------------------------
                              Vice President